April 25, 2024

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Cheetah Net Supply Chain Service, Inc.
Registration Statement on Form S-1, as amended
File No. 333-276300

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, AC Sunshine Securities LLC, as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Washington D.C. time, on Friday, April 26, 2024, or as soon thereafter as practicable.

AC Sunshine Securities LLC

By:	/s/ Ying Cui
Name:	Ying Cui
Title:	Chief Executive Officer